Definitive Copy

EROS INTERNATIONAL PLC	Admission Ticket

IMPORTANT ANNUAL GENERAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	X

Annual General Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A	Appointment of Proxyholder
I/We being holder(s) of A ordinary shares of Eros International Plc hereby appoint the Chairman of the meeting	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the meeting.	+

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Eros International Plc to be held at Fort Anne, Douglas, Isle of Man IM1 5PD, British Isles on December 1, 2014 at 11:00 am GMT
and at any adjournments thereof.

B	Proposals – The Board recommends a vote FOR all proposals contained in proposals 1 to 6.

		For	Against	Abstain			For	Against	Abstain
1.	Proposal to receive and adopt the Company’s annual report and accounts on Form 20-F for the year ended March 31, 2014.	☐	☐	☐	2.	Proposal to reappoint Mr. Kishore Lulla as a director.	☐	☐	☐

3.	Proposal to reappoint Mr. Naresh Chandra as a director.	☐	☐	☐	4.	Proposal to appoint Mr. Rajeev Misra as a director.	☐	☐	☐

5.	Proposal to reappoint Grant Thornton India LLP as auditors.	☐	☐	☐	6.	Proposal to amend the articles of association.	☐	☐	☐

C	Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below
Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.
Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /

2014 Annual Meeting Admission Ticket

2014 Annual Meeting of

Eros International Plc Shareholders

December 1, 2014 at 11.00 am GMT

At Fort Anne, Douglas, Isle of Man IM1 5PD, British Isles

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Notes:

(i)	As a member of the Company you are entitled to appoint a proxy to exercise all or any of your rights to attend and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes.
(ii)	Appointment of a proxy does not preclude you from attending the Annual General Meeting and voting in person. If you have appointed a proxy and attend the Annual General Meeting in person, your proxy appointment will automatically be terminated.
(iii)	A proxy does not need to be a member of the Company but must attend the Annual General Meeting to represent you. To appoint as your proxy a person other than the Chairman of the Annual General Meeting, insert their full name in the box. If you sign and return this proxy form with no name inserted in the box, the Chairman of the Annual General Meeting will be deemed to be your proxy. Where you appoint as your proxy someone other than the Chairman of the Annual General Meeting, you are responsible for ensuring that they attend the Annual General Meeting and are aware of your voting intentions.
(iv)	You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you wish to appoint more than one proxy, please contact the Company’s Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, United States of America, telephone +1 (781) 575-3120.
(v)	To direct your proxy how to vote on the resolutions, mark the appropriate box with an “X”. To abstain from voting on a resolution, select the relevant “Abstain” box. A vote to abstain is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Annual General Meeting. If the Chairman of the Meeting is appointed as the proxy and no voting indication is given, then the shares will be voted in favor of Proposals 1 to 6.
(vi)	To appoint a proxy using this form, the form must be:
☐	completed and signed;
☐	sent or delivered to the Company’s Transfer Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021, United States of America; and
☐	received by the Transfer Agent no later than 11:00 am GMT on November 29, 2014.
(vii)	In the case of a member which is a company, this proxy form must be executed under its common seal or signed on its behalf by a duly authorised officer of the company or an attorney for the company.
(viii)	Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.
(ix)	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appears in the Company’s register of members in respect of the joint holding (the first-named being the most senior).
(x)	If you submit more than one proxy appointment, the appointment received last before the last time for the receipt of proxies will take precedence.
(xi)	Any alterations to this form must be initalled.